Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Biofrontera AG

25.04.2019

Dissemination of a Voting Rights

Publication pursuant to §§ 43 para. 2, 40 para. 1 WpHG

Maruho Co. Ltd., Osaka, Japan, and Maruho Deutschland GmbH, Leverkusen, Germany, (together the ‘notifiers’) informed Biofrontera AG (Issuer) on 23 April 2019 pursuant to § 43 para. 1 (2) WpHG with reference to the last notification dated 14 May 2018 about the following:

On 1 April 2019, Maruho Deutschland GmbH has published its decision to make a voluntary public acquisition offer, in the form of a partial offer, to the shareholders of Biofrontera AG to acquire up to a total of 4,322,530 of their registered no-par value shares in Biofrontera AG (’Biofrontera-Shares’), and thus approximately 9.68 % of the share capital of Biofrontera AG, for a cash consideration of EUR 6.60 per share (’Acquisition Offer’). Maruho Deutschland GmbH has published the offer document for the Acquisition Offer on 15 April 2019 (’Offer Document’). The Offer Document and other information pertaining to the Acquisition Offer are available at http://www.pharma-offer.de.

Accordingly, there has been a change with regard to the information to be disclosed pursuant to § 43 (1) sentence 1, 3 and 4 WpHG as follows:

The Notifying Parties intend to acquire up to a total of 4,322,530 Biofrontera-Shares by mean of the Acquisition Offer and to increase their direct or indirect shareholding in Biofrontera AG from currently approximately 20.31 % to a total of up to 29.99 % of the share capital and voting rights of Biofrontera AG. Maruho Deutschland GmbH reserves the right to, either directly or through persons acting in concert with it or their subsidiaries, acquire further Biofrontera-Shares and corresponding voting rights outside the Acquisition Offer, during or also after the end of the Acceptance Period, within the next twelve months via the stock market or over-the-counter depending on the further market development and the amount of declarations of acceptance received with regard to the Acquisition Offer. In this period, the Notifying Parties do however currently not intend to increase their shareholding beyond 29.99 % of the share capital and voting rights of Biofrontera AG or acquire control over Biofrontera AG.

●	The Notifying Parties do currently not intend to exert an influence on the appointment or removal of members of the Issuer’s administrative and managing bodies. It is also currently not intended to cause any changes to the size or composition of the Issuer’s supervisory board. The Notifying Parties may in future, however, seek to propose suitable candidates for membership in the supervisory board in a number proportionate to the size of their shareholding.
●	Otherwise, the aims pursued by the Notifying Parties with their current and future shareholding in Biofrontera AG remain unchanged:
●	The Notifying Parties pursue a long-term strategic investment in and partnership with the Issuer.
●	The Notifying Parties do currently not intend to achieve a material change in the Issuer’s capital structure, in particular as regards the ratio of own funds to external funds and the dividend policy.

Maruho Deutschland GmbH has taken all necessary measures to ensure that it will have the funds available, which are required for the financing of the total costs for the acquisition of up to a total of 4,322,530 Biofrontera-Shares plus the further transaction costs. On the due date, the Bidder will satisfy the claims resulting from the acceptance of the Acquisition Offer with funds, which have been provided to it by Maruho Co., Ltd. in cash as contribution into its capital reserves specifically for the purposes of the Acquisition Offer.

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Language:	English
Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com